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Via EDGAR

May 24, 2021

Division of Corporation Finance
Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome
Jay Mumford

Re:	8i Acquisition 2 Corp.
Draft Registration Statement on Form S-1
Filed April 19, 2021
File No. 377-04686

Dear Messrs. Welcome and Mumford:

On behalf of 8i Acquisition 2 Corp (the “Company”), we are hereby responding to the letter dated May 14, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 filed April 19, 2021, File No. 377-04686 (the “Registration Statement”). The discussion below sets forth each comment and the Company’s response to each.

Draft Registration Statement on Form S-1 filed April 19, 2021

Dilution, page 47

1.	Please explain to us why your dilution calculation includes a public offering price of $9.09.

Response:

We respectfully advise the Staff that, each unit that the Company is offering has a price of $10.00 and consists of one ordinary share, one redeemable warrant, and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination. It means the purchase price per share should be divided $10.00 by one and one-tenth shares, which is $9.09.

8i Acquisition 2 Corp.
May 24, 2021

Signatures , page 119

2.	Please revise to have the registration statement signed by the company’s authorized representative in the United States and by a majority of the board of directors. See Instruction 1 to Signatures to Form S-1.

Response:

The registration statement will be updated to reflect that it is signed by the company’s authorized representative in the United States and by a majority of the board of directors

Financial Statements

Note 8 - Subsequent Events, page F-14

3.	Your disclosure states that you “evaluated subsequent events and transactions that occurred after the balance sheet date up to April 16, 2021, the date the financial statements were available to be issued.” Please revise your registration statement to change this date to April 19, 2021, the date of the audit report.

Response:

In response to the Staff’s comment, the Company revised its disclosure about Note 8- Subsequent Events, on pages F-4 , as follows: “The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to April 19, 2021, the date the financial statements were available to be issued. Based upon the review, except the events described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.”

8i Acquisition 2 Corp.
May 24, 2021

Please call me at 212 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner